Offering Statement for Andromeda Health Corp

(“Andromeda,” “we,” “our,” or the “Company”)

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Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Andromeda Health Corp

   401 Park Avenue S
   10th Floor
   New York, NY 10016

Eligibility

2. **The following are true for Andromeda Health Corp:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   David Vakhtangishvili

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/1997	01/01/2003	Andersen	Manager
01/01/2003	01/01/2007	EY	Senior Manager
01/01/2007	05/01/2015	Bank of Georgia	CFO
05/01/2015	05/01/2021	Georgia Healthcare Group	CFO, CIO and CRO
05/22/2022	Present	Andromeda Health Corp	CEO

EDUCATION 2020 - 2022: Harvard Business School, AMP 2020: MIT Sloan School of Management, AI 1995 - 1999: Free University of Tbilisi | ESM Business School, BBA SKILLS As a CIO: Building Super Apps & Ecosystems; Digital Innovations; Building UX / UI; Digital Transformation; Change Management; Business Process Reengineering; Building Operational Excellence; IT & AI Strategy; Software Development & Implementation; Building Data Warehouse; BI Implementation; Managing IT Infrastructure & Cyber Security As a CFO: Commercial Banking; Retail & Private Banking; Wealth Management; Brokerage; Healthcare; Insurance; Retail Pharmacy; Investment Management; Capital Management; Financial Crisis Management; Capital Markets (IPOs and Eurobonds expertise); Listing Regulations; ALCO; Capital Adequacy & Solvency; Financial Turnarounds; Reporting & Analysis (Financial, Managerial, Regulatory); Planning, Budgeting & Control; M&As; Financial Risks; Credit Risk; FTPs; Cross Border Operations; Business & Property Valuations; Investor Relations; Funding; Treasury; Cash Flow Management; Financial Accounting (IFRS expertise); Managerial Accounting As Assurance & Advisory: Financial Audits; Forensic Audits; Accounting (IFRS, US GAAP); Reporting & Analysis; Capital Markets (IPOs); M&As; Financial Due Diligence; Operational Due Diligence; Feasibility Studies; Business & Property Valuations; Management Consulting LANGUAGES English: Excellent | Georgian: Excellent | Russian: Excellent | Spanish: Beginner | German: Beginner LinkedIn: https://www.linkedin.com/in/david-vakhtangishvili-0202786/

Name

Giorgi Vakhtangishvili

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2004	11/01/2007	EY	Senior Auditor
11/01/2007	03/01/2011	Bank of Georgia, Ukraine	CRO
03/01/2011	04/01/2015	m2 Real Estate	CEO
04/01/2015	03/01/2020	Georgian Water & Power	CFO
03/01/2020	02/01/2022	Georgia Global Utilities	CEO
02/01/2023	11/01/2023	AIONRISE	CEO
01/01/2023	Present	Andromeda Health Corp	COO
03/01/2021	Present	m2 REal Estate	Independent Director

EDUCATION 2001 - 2005: Free University of Tbilisi | ESM Business School, BBA SKILLS As a CEO: Real Estate Executive; Utility & Energy Executive; Leadership; Visionary; Mission Writer; Strategist; Operationist; Team Builder; Managing Large Teams at Scale; Investor Negotiator; Shareholder Value Creator; Public Person. As a CFO: Commercial Banking; Retail & Private Banking; Wealth Management; Brokerage; Capital Markets (IPOs and Eurobonds expertise); ALCO; Capital Adequacy & Solvency; Financial Turnarounds; Reporting & Analysis (Financial, Managerial, Regulatory); Planning, Budgeting & Control; M&As; Financial Risks; Credit Risk; Cross Border Operations; Business & Property Valuations; Investor Relations; Funding; Treasury; Cash Flow Management; Financial Accounting (IFRS expertise); Managerial Accounting As Assurance & Advisory: Financial Audits; Forensic Audits; Accounting (IFRS, US GAAP); Reporting & Analysis; Capital Markets (IPOs); M&As; Financial Due Diligence; Operational Due Diligence; Feasibility Studies; Business & Property Valuations; Management Consulting

LANGUAGES English: Excellent | Georgian: Excellent | Russian: Excellent LinkedIn:
https://www.linkedin.com/in/giorgi-vakhtangishvili-683425192/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

David Vakhtangishvili

Securities:	619,998
Class:	Voting Common Stock
Voting Power:	66.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

COMPANY Andromeda Health Corp. was incorporated in May 2022, in Florida. Subsequently the Company added its presence in four cities outside Florida: New York, Nashville, Dallas and Chicago. While the Company's headquarters are located in New York, it also operates in Nashville, Dallas, Chicago and Miami through its partners and/or advisors. These partners and advisors are present locally, in every city mentioned above, possess significant executive background in healthcare, have large network inside the industry and make investments in healthcare on their own as well. Therefore, they serve as the Company's representatives, advisors, liaisons, salesmen and investors, at the same time. Andromeda Health Corp owns the title to its proprietary technology, namely the Patient Super App and marketplace (B2C) as well as the comprehensive, fully integrated digital healthcare platform (B2B), in its entirety, as well as to any of its sub-components (individual tailored solutions). Respective intellectual property has been contributed to the Company by its founder, president and CEO - David Vakhtangishvili, upon the Company's incorporation back in 2022. MISSION To bring the healthcare universe to the fingertips, to support humans' uninterrupted journey for better care, empowering individuals to master their own health. To improve patients' life and their service quality for the better. To help payers, providers and retailers improve their service quality and transparency, fosters accessibility and transparency of care, surge patient satisfaction, automate B2B processes, increase efficiency and throughput, slash overhead costs, expand markets, grow revenues and margins, altogether. PRODUCT DESCRIPTION We are building a unique, multi-layer, multi-product, solution (hereinafter called "Andromeda") that combines a patient Super App and a marketplace (B2C), in its front-end, and a comprehensive, fully integrated digital healthcare platform and an enterprise back office (B2B), in its back-end. This all-in-one solution integrates all players of the healthcare ecosystem (patients, providers, payers, retailers and intermediaries) into one cohesive workflow and experience that allows patients to have a truly uninterrupted and seamless journey, across the entire healthcare ecosystem, while simultaneously helping involved businesses to increase their efficiency, improve patient satisfaction, slash overhead and administrative costs, expand market size and grow margins. Such a B2B2C platform enables us to build a unique, end-to-end integrated business model, bringing numerous value propositions. The Super App, that is also a marketplace, aims to be a universal app for healthcare that is free for the end users (the patients), and aims to combine the following functionality in one virtual space, at the users' fingertips: a) scheduling doctor visits (in-clinic, at home or tele visits); b) scheduling lab test visits (in-clinic or at home); c) scheduling radiology visits (in-clinic or at home); d) scheduling service bundles (screening packages, check-ups, disease specific packages, commercial offerings, etc.); e) scheduling dentist visits (in-clinic, at home or tele visits); f) scheduling wellness and MedSPA visits (on-site, at home or tele visits); this includes not only aesthetic services but also gyms, SPAs, beauty salons, and many more; g) automatic identification of the insurance policy and health plan, its terms, and eligibility: covered services, their prices, covered providers, dependents, deductibles, out-of-pocket, co-payment, co-insurance, etc.; h) automatic generation, sending request and retrieving approval for prior authorizations on behalf of both, providers as well as patients; i) access to medical history, both, original documents, as well as the medical data in electronic form; j) a complete online pharmacy shopping experience with a choice of Delivery or Pick-Up(including medications as well as all other products generally available in any pharmacy, such as food, beverages, cosmetics, hygiene, accessories, and many more); k) appointments management; l) native calendar with all events, reminders and appointments in one place; m) vaccinations, their calendar, fulfilment and scheduling; n) medication prescription adherence and its status monitoring; o) Multi-profiling with Childcare and Elderly Care functions, giving the right to the main users to add a Child profile (under 17) and an Elderly profile (above 65) inside there interface (with proper authorizations) and give care to their beloved children and (grand)parents; p) integrated in-app payments (debit cards, credit cards, Apple Pay, Amazon Pay, Google Pay and crypto wallets); q) automatic formation of the medical case for every visit and every service, and sending it to the provider's EHR / EMR system; r) automatic formation of the billing case for every visit and every service, and sending it to the payer's ERP / claims management system; s) in-app system of notifications and story banners that are used for both, system notifications as well as for advertising and promotions. The app aims to go cross-borders and cross-silos, bringing all available options and informed choices into one app. It expands the consumers' (patients') shop-around capabilities without harming any involved business but rather improving them as well. End users may enjoy all types of providers, covered by their insurance vs not covered by their insurance, in-person vs remote, highly rated vs not rated, etc. Number of the variables reflected in our large spectrum of choice goes far, being practically boundary-less. Using such a universal app significantly reduces redundancy and waiting time, simplifies transactions through automation, enables better choice fostering a true shop-around experience and, overall, brings 21st century standards into healthcare. The comprehensive and fully integrated digital healthcare back-end platform represents a fundamental, bottom-up approach to solving the interoperability issue and it consist of the three (3) basic pillars: a) the back-end source code and algorithms that make Super App work seamlessly; b) Andromeda Back Office ("ABO") that integrates with any Electronic Health Record ("EHR") / Electronic Medical Record ("EMR") and practice management system and becomes a forefront add-on to it, for the enterprise associates to work in a more convenient and user-friendly interface; and c) a marketplace for our open-sourced, open-ended APIs, for all types of data interchange among the healthcare players that, jointly, act as a SWIFT-like system for healthcare, providing an automated and standardized data interchange between them (payers, providers, pharmacies and RCMs), in real time, with close-to-zero human effort, in compliance with both, X12 and FHIR protocols. Any payer, provider, or pharmacy that connects to our integrated platform through our standard APIs, gets immediate access to all other players of the platform (B2B), ensures fully automated and highly accurate data interchange with them, and simplifies data access as well as transactions for the patients (B2C). In addition, payer, provider or pharmacy that uses our ABO, gets a very convenient user interface for its associates that is fully integrated with their existing EHR / PM / ERP / POS systems and allows them to manage their products, services, pricing, availability, insurance terms, content, run CRM activities, securely store documentation, maintain transaction records and do much more. CUSTOMERS In healthcare, everyone is our customer - patients, payers, providers and pharmacies. Through our comprehensive solution, individual components of which also work as independent products, we solve different problems for different customers. For the patients, we aim to save their time and efforts, improve their experience, remove bureaucracy on their end by fully automating the red-tape, significantly reduce the redundancy and waiting time in relation to the service time, reduce the cost of healthcare by expanding the informed choice, increase accessibility to healthcare services and products providing a true shop-around experience, and help them take proper care of their dependents (children under 17 and elderly persons above 65). For the providers, we aim to fully automate insurance eligibility and prior authorizations, fully automate claims filing for their billing department, slash the overhead and administrative costs associated with insurance workflows, expand the market and bring new patients through our Super App and marketplace, increase their patients throughput, increase utilization rate of their under-rated or under-utilized resources, reduce errors in billing and collection cycle and, eventually, drastically improve their reputation in the eyes of the patients and significantly improve metrics such as the Net Promoter Score or the Consumer Assessment of Healthcare Providers and Systems. For the payers, we aim to significantly reduce their overhead and administrative costs associated with processing eligibility inquiries, prior authorizations and claims, we reduce human factor driven errors that allows them to reduce surprises in claims workflow, we drastically improve their reputation in the eyes of their subscribers (the patients) and significantly improve metrics such as the Net Promoter Score or the Consumer Assessment of Healthcare Providers and Systems. We also help payers to save time and effort in accessing medical cases and medical information for their subscribers. We improve their cyber security and also can serve as their data recovery plan, in case of cyber attacks. COMPETITIVE EDGE Years and years of diversified experience and in-depth knowledge of every aspect of healthcare: medical, IT / digital, financial, regulatory, patient behavior, businesses operational, etc. represent a solid foundation for our success. We believe we have gathered the best engineers, solution architects, product managers and UX/UI designers. Plus, our team has a successful track record of building a similar solution and rolling it out at a lower scale, in a US-like environment, where the patient engagement and net promoter score soared to higher double digits. These are the factors that make our Company and its products unique: a) Our vision and our team's firm dedication to the noble goal of improving healthcare b) A unique combination of people, execution track records, and decades of team's aggregate healthcare and technology experience c) A complex intellectual property that includes but is not limited to: - source code, algorithms and APIs - unique business model and operating workflows that target all healthcare players - partnership with Optum and unique access to the payer / health plan data - unique set of value propositions that is super hard to match d) In addition, we are not aware of any other company or business currently on the US market that has a product like ours that actually works (comprehensive healthcare platform + a patient super app). BUSINESS MODEL We have a very diversified business model that gives large flexibility to our customers (mostly businesses). These are our three (3) core strategic propositions for the businesses (payers, providers and pharmacies) to choose from: a) To join Andromeda's independent app and its fully integrated marketplace, providing not only access to the broader patient audiences but also allowing significant B2B interoperability, similar to how hotels sell their rooms in booking apps and merchants sell their goods on e-commerce platforms; b) To buy a white label for Andromeda's entire platform and super app, making it a captive solution, branded under their name. In this case, they can enjoy all our value propositions, except one - being part of a bigger marketplace and part of the fully integrated B2B interoperability ecosystem; and c) To buy our specific services through SaaS arrangements, sub-components of our comprehensive platform, that represent tailored solutions for individual problems. Under any of those three scenarios, the key principles of making revenue for the Company remain the same: Based on our current pilot lineup we believe we should start revenue generation in the second half of 2025.

Andromeda currently has 30 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Andromeda Health Corp speculative or risky:**
    1. Regulatory Compliance: The healthcare industry is heavily regulated. Changes in laws or regulations can impact the platform’s operations, requiring costly adjustments or leading to fines.
    2. Data Security and Privacy: Healthcare platforms handle sensitive patient data. A data breach can lead to legal consequences, loss of trust, and significant financial repercussions.
    3. Integration Challenges: Healthcare organizations often use a variety of legacy systems. Ensuring seamless integration with existing systems can be complex and costly.
    4. Partnership Reliance: Many B2B healthcare platforms rely on partnerships with providers, payers, or other stakeholders. The failure of a key partner can adversely affect the business.
    5. Technology Risk: Third parties might infringe upon our technology, trademark, or other proprietary rights, or think we are infringing upon their rights. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.
    6. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.
    7. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    8. No governmental agency has reviewed the Company’s offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.
    9. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.
    10. Our management may not be able to control costs in an effective or timely manner: The Company’s management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

11. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

12. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

13. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

14. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.

15. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

16. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

17. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

18. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

19. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

20. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

21. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

22. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

23. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

24. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

25. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

26. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

27. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

28. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Andromeda Health Corp ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We plan to spend the proceeds on:

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$245,000
Development: AI (customized LLM) for AERIES, for reading into MRFs, Insurance Roaster Files and Primary Documentation	$0	$1,000,000
Development: AI based symptom checker for patient navigation, pre-admission and screening	$0	$1,000,000
Development: Integrations of providers through their EHR / EMR	$0	$1,300,000
Operating Expenses: Corporate (B2B) Sales & Corporate Marketing	$9,510	$755,000
Operating Expenses: Compensation of 2-4 Executives	$0	$500,000
Operating Expenses: business trips, office rent, conferences, exhibitions, etc.	$0	$200,000
Total Use of Proceeds	**$10,000**	**$5,000,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Andromeda Health Corp must agree that a transfer agent, which keeps records of our outstanding Voting Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $50 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

    ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Voting Common Stock	1,000,000	940,000	Yes	
Non-Voting Common Stock	33,333	30,666	No	

    ## Options, Warrants and Other Rights

    None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The Company has no existing debt, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Andromeda Health Corp conducted within the past three years?**

Date of Offering:	2022-12-14
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$630,000
Use of Proceeds:	Development of the full product and to cover the basic operating costs, such as: accounting, auditing, office space, legal and very minor sales & marketing.
Date of Offering:	2023-01-01
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$3,155,000
Use of Proceeds:	Software development

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

On May 5, 2022, Andromeda Health Corp. was formed to design and create an integrated software platform for the health care industry that links patients, care providers, insurers and retailers in an efficient and effective manner. The Company finished building the entire Super App and the back-end system in July

2024 and the system is already operational. The Company intends to market and sell its software throughout the United States of America. Comprehensive Healthcare Andromeda Technology, LLC ("CHAT") was formed by the Company, on one hand, and by Comprehensive Healthcare Technology LLC ("CHT"), on the other, on July 27, 2023, to sell Andromeda's and CHT's proprietary technologies, on a non-exclusive basis. In connection with the investment from an outside investor where the investor intends to purchase 300,000 shares of voting common stock and 30,666 share of non-voting stock, the Company issued 25,000 shares voting common stock for $300,000 and an amount of $3,485,000 was placed into an escrow account from which the funds are being used to fund the development of the minimum viable product. Given that cash has been received for these securities, the Company has now deemed all of the securities to be issued at this time. As a result, the Company currently has 940,000 shares of voting common stock and 30,666 shares of non-voting common stock issued and outstanding. Out of the 940,000 shares of voting common stock, 309,950 shares of restricted common stock are granted to David Vakhtangishvili (CEO of the Company), which are subject to forfeiture. The Company has set aside those 309,950 shares of common stock for future equity financing. David Vakhtangishvili agrees to forfeit 1 share of restricted common stock for each share of common stock issued to investors in this Netcapital offering. Results of Operations: The Company is currently in its pre-revenue stage. During the period January 1, 2024 through October 28, 2024, the Company recorded estimated expenses of approximately $328,000 and interest income of approximately $53,000. Additionally, the Company spent approximately $1,700,000 on software development. Since inception through October 28, 2024, the Company has spent approximately $2,500,000 on software development. These numbers are preliminary and have not been audited or reviewed by a CPA. Operating expenses for the year ended December 31, 2023 increased by $205,827 to $242,827, as compared to $37,000 reported for the period ended December 31, 2022. Interest income for the year ended December 31, 2023 increased to $81,892, as compared to $0 reported for the period ended December 31, 2022. Net loss for the year ended December 31, 2023 increased by $123,935 to $160,935, as compared to $37,000 reported for the period ended December 31, 2022. Liquidity & Capital Resources: On December 31, 2023, the Company had cash and cash equivalents of $121,903 and working capital of $2,716,640 as compared to cash and cash equivalents of $605,000 and working capital of $593,000 during the period ended December 31, 2022.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Andromeda Health Corp answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.andromeda-health.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.